INDEPENDENT AUDITORS' CONSENT

We consent to the use in the Post-Effective Amendment No. 14 to Registration Statement No. 33-75778/811-7534 of Paragon Separate Account B on Form N-6 of our reports dated April 15, 2004, on the financial statements of Paragon Separate Account B, and our report dated April 15, 2004, on the financial statements of Paragon Life Insurance Company (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002), both appearing in the Statement of Additional Information, which is a part of such Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Statement of Additional Information.


/s/ Deloitte & Touche LLP

St. Louis, Missouri
April 30, 2004